February 14, 2014

By EDGAR

Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CytoSorbents Corporation

Registration Statement on Form S-1

File No. 333-193053

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as placement agent of the proposed issue, hereby joins the request of CytoSorbents Corporation that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on Friday, February 14, 2014, or as soon as practicable thereafter.

We have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

Brean Capital, LLC

By:	/s/ Jeffrey Sacher
Name:	Jeffrey Sacher
Title:	Managing Director

cc:	Tim Buchmiller, Securities and Exchange Commission